January 13, 2011 VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 4720

Washington, D.C. 20549

Attention: Laura Crotty

Re:	Pacira Pharmaceuticals, Inc.
Registration Statement on Form S-1 (File No. 333-170245)
Amendment No. 2 Filed January 3, 2010

Ladies and Gentlemen:

On behalf of Pacira Pharmaceuticals, Inc. (the “Company”), submitted herewith for filing is Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-170245) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on November 1, 2010. We have set forth below the responses of the Company to the comments of the staff (the “Staff”) of the SEC set forth in the letter, dated January 7, 2011, from Jeffrey Reidler, Assistant Director of the SEC, to David M. Stack, President and Chief Executive Officer of the Company (the “Comment Letter”).

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and the Company’s responses correspond to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to us by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 3. Page numbers referred to in the Company’s responses reference the applicable pages of Amendment No. 3.

Capitalization, page 44

1.	It appears that your capitalization table as well as your dilution table on page 46 should include the effect of the conversion of the December 2010 Convertible Notes into shares of your common stock. Please revise or tell us why the conversion of the December 2010 Convertible Notes should not be presented and tell us the guidance you are using to support your basis.

United States Securities and Exchange Commission
January 13, 2011

Response: The Company has revised the disclosure on pages 44 and 46 of the Registration Statement to include the effect of the conversion of the December 2010 Convertible Notes into shares of its common stock to address the Staff’s comment.

Selected Consolidated Financial Data, page 48

2.	Please provide a footnote to the consolidated statement of operations data that indicates how the shares used in computing pro forma loss per share- basic and diluted was determined.

Response: The Company has revised the disclosure on page 49 of the Registration Statement to address the Staff’s comment.

3.	It appears that your pro forma presentation should include the conversion of the December 2010 Convertible Notes into shares of your common stock. Please revise or advise. In addition, please revise your summary consolidated financial data on page 10 accordingly.

Response: The Company has revised the disclosure on pages 10 and 49 of the Registration Statement to address the Staff’s comment.

4.	Please also include a pro forma balance sheet presented alongside of the historical balance sheet giving effect to the change in capitalization, similar to that provide in your summary consolidated financial data on page 10. This should also include the conversion of the December 2010 Convertible Notes into shares of your common stock. Accordingly, please revise your summary consolidated financial data on page 10.

Response: The Company has revised the disclosure on pages 10 and 50 of the Registration Statement to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Operations Overview, page 51

5.	We acknowledge your response to prior comment 8. Please provide disclosure similar to that in your response that discusses and quantifies the negative margin due to excess capacity (i.e. gross margins reported and supply margins excluding excess capacity) and disclose your accounting policy for recognizing excess capacity expenses for your inventories.

Response: The Company has revised the disclosure on page 53 of the Registration Statement to address the Staff’s comment.

United States Securities and Exchange Commission
January 13, 2011

Results of Operations

Interest Income (Expense), page 62

6.	We acknowledge your response and your revised disclosure to our comment 2. Please clarify what the $5.4 million increase from 12/31/2008 to 12/31/2009 relates to and include a similar discussion related to the increase from 12/31/2007 to 12/31/2008.

Response: The Company has revised the disclosure on pages 66, 67 and 68 of the Registration Statement to address the Staff’s comment.

Critical Accounting Policies and Use of Estimates

Stock-Based Compensation, page 55

7.	Please provide a more robust disclosure that clarifies the reasons for the significant increase in the December valuation price of $.51 to the IPO midpoint price of $1.39. For instance, clarify what you mean by “prevailing market conditions” and “estimates of our business potential.” Please also describe the different valuation methodologies and their most significant assumptions, including the comparable companies and their key valuation metrics under the market approach and the total projected cash flows and the assumption supporting these cash flows estimates under the income approach used to determine the fair value of your common stock of $.51 at December 2010.

Response: The Company has revised the disclosure on pages 63 and 64 of the Registration Statement to address the Staff’s comment.

Please contact the undersigned at (650) 858-6016 if you have any comments or questions regarding this letter.

Best regards,

/s/ Joseph K. Wyatt
Joseph K. Wyatt

cc:	David M. Stack (Chief Executive Officer, Pacira Pharmaceuticals, Inc.)
James Scibetta (Chief Financial Officer, Pacira Pharmaceuticals, Inc.)
Gregory P. Rodgers (Latham & Watkins LLP)